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  May 3, 2022

       Miklos Pal Auer
       Chief Executive Officer
       Eventiko Inc.
       Xinzhong St. 3, Dongcheng
       Beijing, China 100026

                                                        Re: Eventiko Inc.
                                                            Form 10-K
                                                            Filed July 1, 2021
                                                            File No. 333-239589

       Dear Mr. Auer:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




  Sincerely,


  Division of Corporation Finance

  Office of Trade & Services